ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

30 March 2007

Director/PDMR Shareholding

Reed Elsevier received notification today that Mr Mark Armour, a director of Reed Elsevier PLC and Reed Elsevier NV, undertook the following transactions in the ordinary shares of Reed Elsevier PLC and Reed Elsevier NV on 29 March 2007:

(i)	Exercised options over Reed Elsevier PLC shares (52,000 options granted in 1997 at 565.75p; 88,202 options granted in 2000 at 436.50p; 104,319 options granted in 2003 at 451.50p and 155,147 options granted in 2004 at 487.25p);

(ii)	Exercised options over Reed Elsevier NV shares (61,726 options granted in 2000 at €10.73; 74,276 options granted in 2003 at €9.34 and 106,536 options granted in 2004 at €10.57);

(iii)	Sold 100,507 Reed Elsevier PLC ordinary shares, together with the shares acquired as a result of the option exercises referred to in (i) above, at an average price of 607.90p per share; and

(iv)	Sold 68,630 Reed Elsevier NV ordinary shares, together with the shares acquired as a result of the option exercises referred to in (ii) above, at an average price of €13.29 per share.

As a consequence of these transactions, Mr Armour’s interests in Reed Elsevier’s share capital is now:

(i)	100,743 Reed Elsevier PLC ordinary shares;

(ii)	39,588 Reed Elsevier NV ordinary shares;

(iii)	972,282 options over shares in Reed Elsevier PLC at price ranges between 377.60p and 659p;

(iv)	612,204 options over shares in Reed Elsevier NV at price ranges between €10.57 and €14.75;

(v)	180,364 restricted shares in Reed Elsevier PLC, vesting between 2008 and 2010; and

(vi)	140,613 restricted shares in Reed Elsevier NV, vesting between 2008 and 2010.